Exhibit 99.1

ASX Market Announcement20 April 2020 General Meeting UpdateGenetic Technologies Limited (Company) refers to its General Meeting of Shareholders to be held at the Company's registered office at 10am AEST on Monday 20 April 2020. Due to the current COVID- 19 non-essential gathering limits and social distancing requirements the Company requests that shareholders vote on resolutions via proxy form rather than attend the meeting in person as attendance at the meeting may be restricted to comply with the current Government COVID-19 requirements. Proxy forms can be lodged online, by post or in person by following the proxy lodgement instructions on the proxy form, proxy forms must be received by the Company's share registry, Computershare, by 10:00am AEST on Saturday 18 April 2020.Shareholders with any questions regarding the resolutions can contact the Company during business hours by phone (+61 (0) 3 8412 7000) or email (info@gtlabs.com) prior to voting by proxy. A conference facility has been set up to allow shareholders to join the meeting via conference link, however, shareholders will not be able to vote on resolutions via the conference facility.To join the meeting via conference facility please register in advance of the meeting via the below URL:https://thecfosolution.zoom.us/meeting/register/tJEsceutpjgtGNTArQ419dzkbJxq-vECfvi0Attending the meeting via the conference facility will require the use of a Zoom account, available free via the Zoom website (www.zoom.us). Please register at least 1 hour in advance of the meeting to allow sufficient time for the Company to respond to your registration request and for the registration of a new Zoom account (if required).The health and safety of our staff, shareholders and the general public is a priority of the Company and we appreciate your support and understanding during this time.Justyn Stedwell Company Secretary On behalf of the Board of Directors Genetic Technologies Limited 15 April 2020Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 32860-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000